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Second Quarter Report 2013

 AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2013

        This Management's Discussion and Analysis ("MD&A") dated August 9, 2013 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's interim unaudited consolidated financial statements for the three and six months ended June 30, 2013, prepared in accordance with United States generally accepted accounting principles ("US GAAP"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2012 (the "Form 20-F"). The interim unaudited consolidated financial statements and MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed in metric, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€"). Additional information relating to the Company, including critical accounting estimates and risk factors in the Form 20-F, is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland, and exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle's LaRonde mine in Quebec is one of Canada's largest operating gold mines by gold reserves and has served as the Company's foundation for domestic and international expansion. Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, including silver, zinc, copper and lead. Throughout its 41-year history, Agnico Eagle's policy has been not to sell forward its future gold production.

        Over the past four years, Agnico Eagle has evolved from operating two gold mines in Canada to being an international gold mining company operating five gold mines in the second quarter of 2013. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets at June 30, 2013 of $5,250.8 million were comparable with December 31, 2012 total assets of $5,255.8 million. Cash and cash equivalents amounted to $107.4 million at June 30, 2013, down from $298.1 million at December 31, 2012 due primarily to lower average realized gold prices during the period. Available-for-sale securities increased from $44.7 million at December 31, 2012 to $68.8 million at June 30, 2013 due primarily to $45.1 million in new investments, offset partially by $28.3 million in impairments recorded during the period. Long-term ore in stockpile declined by 32.5% to $22.1 million at June 30, 2013 compared with December 31, 2012 due primarily to stockpile drawdowns at the Meadowbank mine. Goodwill increased by $6.1 million between December 31, 2012 and June 30, 2013 due to the acquisition of Urastar Gold Corp. on May 16, 2013. Property, plant and mine development increased by $173.7 million to $4,241.1 million at June 30, 2013 compared with December 31, 2012 due primarily to increases in construction in progress at the La India project, Goldex mine M and E Zones and Meliadine project.

        The Company has analysed its operating mines and development projects for impairment as of June 30, 2013 and concluded no impairment charges were required. In the circumstance where the spot price of gold remains persistently low and the expectations of future realizable gold prices are lowered from current expectations, there is a possibility of future impairment charges to the Company's mining assets.

        Total liabilities decreased to $1,834.0 million at June 30, 2013 from $1,845.6 million at December 31, 2012 due primarily to the payment of $37.9 million recorded as dividends payable at December 31, 2012 and to an increase in the outstanding balance under the Credit Facility from $30.0 million at December 31, 2012 to $50.0 million at June 30, 2013.

Fair Value of Derivative Financial Instruments

        The Company enters into contracts to limit the risk associated with decreased byproduct metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the interim unaudited consolidated financial statements.

Results of Operations

        Agnico Eagle reported a net loss of $24.4 million, or $0.14 per share, in the second quarter of 2013 compared with net income of $43.3 million, or $0.25 per share, in the second quarter of 2012. In the second quarter of 2013, the operating margin (revenue from mining operations less production costs) decreased to $110.5 million from $239.7 million in the second quarter of 2012 due primarily to a 16.6% decrease in the average realized price of gold, a 15.5% decrease in gold production and a 2.7% increase in production costs. Gold production decreased to 224,089 ounces in the second quarter of 2013 compared with 265,350 ounces in the second quarter of 2012 due primarily to the Kittila mine's extended mill shutdown to facilitate the relining of its autoclave during the second quarter of 2013. Cash provided by operating activities amounted to $75.3 million in the second quarter of 2013 compared with $194.1 million in the second quarter of 2012. Total weighted average cash costs per ounce of gold produced amounted to $785 in the second quarter of 2013 compared with $660 in the second quarter of 2012.

        In the first six months of 2013, Agnico Eagle reported a net loss of $0.5 million, or $0.00 per share compared with net income of $121.8 million, or $0.71 per share, in the first six months of 2012. The operating margin (revenue from mining operations less production costs) decreased to $300.8 million in the first six months of 2013 from $497.6 million in the first six months of 2012 due primarily to an 11.4% decrease in gold production, a 10.2% decrease in the average realized price of gold and a 4.8% increase in production costs. Gold production decreased to 461,064 ounces in the first six months of 2013 compared with 520,305 ounces in the first six months of 2012 due primarily to the Kittila mine's extended mill shutdown to facilitate the relining of its autoclave during the second quarter of 2013 and the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos during the first quarter of 2013. Cash provided by operating activities amounted to $221.4 million in the first six months of 2013 compared with $390.6 million in the first six months of 2012. Total weighted average cash costs per ounce of gold produced amounted to $762 in the first six months of 2013 compared with $628 in the first six months of 2012.

        The table below summarizes variances in the key drivers of net income for the three and six months ended June 30, 2013 compared with the three and six months ended June 30, 2012:

(millions of United States dollars)	Three Months Ended June 30, 2013 vs. Three Months Ended June 30, 2012	Six Months Ended June 30, 2013 vs. Six Months Ended June 30, 2012
Decrease in gold revenue	$(112.2)	$(145.5)
Decrease in silver revenue	(5.7)	(13.4)
Decrease in zinc revenue	(7.5)	(16.3)
Increase (decrease) in copper and lead revenue	2.3	(0.4)
Decrease in production costs due to weaker Canadian dollar	2.0	3.6
Increase in production costs	(8.0)	(24.6)
Increase in amortization of property, plant and mine development	(3.8)	(9.3)
Change in non cash foreign currency translation	0.1	12.0
Decrease in income and mining taxes	33.0	37.2
Decrease in interest expense	0.5	1.0
Decrease in general and administrative expense	3.6	0.2
Decrease in exploration and corporate development expenses	23.0	37.5
Increase in impairment loss on available-for-sale securities	(5.7)	(16.7)
Change in loss on sale of available-for-sale securities	6.7	6.7
Other	4.0	5.7

Total net income (loss) variance	$(67.7)	$(122.3)

Three Months Ended June 30, 2013 vs. Three Months Ended June 30, 2012

        In the second quarter of 2013, revenues from mining operations decreased to $336.4 million from $459.6 million in the second quarter of 2012 due primarily to decreases in the average realized price of gold, gold sales volume and negative settlement adjustments for byproduct metals at the LaRonde mine and the Pinos Altos mine. Gold production decreased by 15.5% in the second quarter of 2013 compared with the second quarter of 2012 due primarily to the extended mill shutdown at the Kittila mine.

        In the second quarter of 2013, total weighted average cash costs per ounce of gold produced increased to $785 from $660 in the second quarter of 2012 and production costs increased to $226.0 million in the second quarter of 2013 from $219.9 million in the second quarter of 2012. The increase in total weighted average cash costs per ounce of gold produced in the second quarter of 2013 was largely attributable to lower net byproduct revenue credits at the LaRonde and Pinos Altos mines and decreased production at the Meadowbank and Lapa mines and at the Creston Mascota deposit at Pinos Altos.

        Exploration and corporate development expenses amounted to $11.3 million in the second quarter of 2013 compared with $34.3 million in the second quarter of 2012 due primarily to exploration expenditures associated with the La India project and the Goldex mine M and E zones meeting the criteria for capitalization in 2013. Exploration expenditures associated with the La India project and the Goldex mine M and E Zones were expensed in the second quarter of 2012.

        An impairment loss on certain available-for-sale securities of $17.3 million was recorded as at June 30, 2013 compared with $11.6 million as at June 30, 2012. Impairment loss evaluations of available-for-sale securities are based on the severity and duration of their individual unrealized loss positions.

        During the second quarter of 2013, there was a non-cash foreign currency translation gain of $11.1 million mainly attributable to the weakening of the Canadian dollar and Mexican peso versus the US dollar at June 30, 2013 relative to March 31, 2013. A non-cash foreign currency translation gain of $11.0 million was recorded during the comparative second quarter of 2012.

        Although the Company recorded a loss before income and mining taxes of $23.5 million in the second quarter of 2013, income and mining taxes amounted to $0.9 million due to the consideration of non-deductible expenses such as stock-based compensation. In the second quarter of 2012, the Company's effective tax rate was 43.9%.

Six Months Ended June 30, 2013 vs. Six Months Ended June 30, 2012

        In the first six months of 2013, revenues from mining operations decreased to $756.8 million from $932.5 million in the first six months of 2012 due primarily to decreases in the average realized price of gold, gold sales volume and negative settlement adjustments for byproduct metals at the LaRonde mine and the Pinos Altos mine. Gold production decreased by 11.4% in the first six months of 2013 compared with the first six months of 2012 due primarily to the extended mill shutdown at the Kittila mine in the second quarter of 2013 and the suspension of active leaching at the Creston Mascota deposit at Pinos Altos in the first quarter of 2013.

        In the first six months of 2013, total weighted average cash costs per ounce of gold produced increased to $762 from $628 in the first six months of 2012 and production costs increased to $456.0 million in first six months of 2013 from $434.9 million in the first six months of 2012. The increase in total weighted average cash costs per ounce of gold produced in the first six months of 2013 was largely attributable to lower net byproduct revenue credits at the LaRonde and Pinos Altos mines and decreased production at the Lapa and Meadowbank mines and at the Creston Mascota deposit at Pinos Altos.

        Exploration and corporate development expenses amounted to $19.9 million in the first six months of 2013 compared with $57.4 million in the first six months of 2012 due primarily to exploration expenditures associated with the La India project and the Goldex mine M and E zones meeting the criteria for capitalization in 2013. Exploration expenditures associated with the La India project and the Goldex mine M and E Zones were expensed in the first six months of 2012.

        Impairment losses on certain available-for-sale securities of $28.3 million were recorded in the first six months of 2013 compared with $11.6 million in the first six months of 2012.

        During the first six months of 2013, there was a non-cash foreign currency translation gain of $7.5 million mainly attributable to the weakening of the Canadian dollar and Mexican peso versus the US dollar at June 30, 2013 relative to December 31, 2012. A non-cash foreign currency translation loss of $4.5 million was recorded during the comparative first six months of 2012.

        In the first six months of 2013, the Company recorded income before income and mining taxes of $25.1 million. Income and mining taxes of $25.7 million were incurred in the first six months of 2013 due to the consideration of non-deductible expenses such as stock-based compensation. In the first six months of 2012, the Company's effective tax rate was 34.0%.

Canada — LaRonde mine

        At the LaRonde mine, gold production increased 14.7% to 46,119 ounces in the second quarter of 2013 compared with 40,206 ounces in the second quarter of 2012 due primarily to higher gold grade and improved mill recoveries. Production costs at the LaRonde mine were $60.6 million in the second quarter of 2013, an increase of 9.3% compared with production costs of $55.5 million in the second quarter of 2012 driven primarily by increased gold production.

        Gold production increased 2.0% to 85,192 ounces in the first six months of 2013 compared with 83,487 ounces in the first six months of 2012 due primarily to higher gold grade and improved mill recoveries. Production costs at the LaRonde mine were $118.5 million in the first six months of 2013, an increase of 4.3% compared with production costs of $113.7 million in the first six months of 2012 driven primarily by increased gold production and underground development, underground maintenance and mining expenses.

Canada — Goldex mine

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon of the Goldex Extension Zone ("GEZ"). As of September 30, 2011, Agnico Eagle wrote down its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable reserves at the Goldex mine, other than ore stockpiled on surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining surface stockpile in October of 2011.

        During the three and six months ended June 30, 2013, the Company incurred $2.9 million and $5.5 million in remediation costs, respectively, that were applied against the environmental remediation liability recognized in 2011. During the three and six months ended June 30, 2012, the Company incurred $6.1 million and $12.3 million in remediation costs, respectively, that were applied against the environmental remediation liability recognized in 2011.

        Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment based only on the indicated resources, to determine whether future mining operations on the property, including the M and E zones, would be viable. After a review of the assessment, the Board of Directors (the "Board") has approved the M and E zones for development and first gold production is expected in the fourth quarter of 2013. All necessary operating permits have been received and proven and probable gold reserves have been declared. The mining operations will include the use of existing Goldex mine infrastructure such as the shaft and mill. The operations in the GEZ remain suspended indefinitely.

Canada — Lapa mine

        At the Lapa mine, gold production decreased 17.7% to 23,178 ounces in the second quarter of 2013 compared with 28,157 ounces in the second quarter of 2012 due primarily to lower gold grade. Production costs at the Lapa mine were $18.1 million in the second quarter of 2013, a decrease of 1.9% compared with production costs of $18.5 million in the second quarter of 2012 driven primarily by decreased gold production, offset partially by increased underground maintenance and administration expenses.

        Gold production decreased 11.7% to 50,046 ounces in the first six months of 2013 compared with 56,656 ounces in the first six months of 2012 due primarily to lower gold grade. Production costs at the Lapa mine were $34.7 million in the first six months of 2013, a decrease of 6.5% compared with production costs of $37.1 million in the first six months of 2012 driven primarily by decreased gold production, offset partially by increased underground maintenance, drilling and administration expenses.

Canada — Meadowbank mine

        At the Meadowbank mine, gold production decreased 6.6% to 91,873 ounces in the second quarter of 2013 compared with 98,403 ounces in the second quarter of 2012 due primarily to lower gold grade and mill recoveries. Production costs at the Meadowbank mine were $90.1 million in the second quarter of 2013, an increase of 10.4% compared with production costs of $81.6 million in the second quarter of 2012 driven primarily by increased mine maintenance, administration and drilling expenses, offset partially by decreased gold production.

        Gold production decreased 2.3% to 173,691 ounces in the first six months of 2013 compared with 177,804 ounces in the first six months of 2012 due primarily to lower gold grade and mill recoveries. Production costs at the Meadowbank mine were $183.7 million in the first six months of 2013, an increase of 15.8% compared with production costs of $158.6 million in the first six months of 2012 driven primarily by increased mine maintenance, drilling and administration expenses, offset partially by decreased gold production.

Latin America — Pinos Altos mine (including the Creston Mascota deposit at Pinos Altos)

        At the Pinos Altos mine, gold production increased 4.6% to 47,383 ounces in the second quarter of 2013 compared with 45,307 ounces in the second quarter of 2012 due primarily to higher gold and silver grade and improved mill recoveries. Production costs at the Pinos Altos mine were $34.5 million in the second quarter of 2013, a 4.4% increase compared with production costs of $33.1 million in the second quarter of 2012 driven primarily by increased gold production.

        Gold production increased 3.3% to 91,547 ounces in the first six months of 2013 compared with 88,599 ounces in the first six months of 2012 due primarily to higher gold and silver grade, improved mill recoveries and an increase in tonnes of ore milled. Production costs at the Pinos Altos mine were $66.2 million in the first six months of 2013, an increase of 3.9% compared with production costs of $63.7 million in the first six months of 2012 driven primarily by increased gold production.

        At the Creston Mascota deposit at Pinos Altos, gold production decreased to 10,147 ounces in the second quarter of 2013 compared with 18,049 ounces in the second quarter of 2012 due primarily to lower gold and silver grade and a decrease in tonnes of ore stacked on the Phase Two leach pad in the second quarter of 2013 compared with the tonnes of ore stacked on the Phase One leach pad in the second quarter of 2012. Production costs at the Creston Mascota deposit at Pinos Altos were $4.4 million in the second quarter of 2013 compared with $7.8 million in the second quarter of 2012 driven primarily by decreased gold and silver production.

        Gold production decreased to 12,054 ounces in the first six months of 2013 compared with 31,773 ounces in the first six months of 2012 due primarily to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013 and lower gold and silver grade. Production costs at the Creston Mascota deposit at Pinos Altos were $7.5 million in the first six months of 2013 compared with $12.3 million in the first six months of 2012 driven primarily by decreased gold and silver production, offset partially by increased administration and regional expenses.

        On September 30, 2012, the Creston Mascota deposit at Pinos Altos experienced a movement of leached ore from the upper lifts of the Phase One leach pad, resulting in a temporary suspension of active leaching. On March 13, 2013, production resumed at the Creston Mascota deposit at Pinos Altos from the Phase Two leach pad, contributing 1,907 ounces of gold production during the first quarter of 2013. The ramp up of production during the second quarter of 2013 was in line with expectations.

Europe — Kittila mine

        At the Kittila mine, gold production decreased to 5,389 ounces in the second quarter of 2013 compared with 35,228 ounces in the second quarter of 2012 due primarily to an extended mill shutdown during the second quarter of 2013 to facilitate the relining of its autoclave, lower gold grade and reduced mill recoveries. Production costs at the Kittila mine were $18.2 million in the second quarter of 2013 compared with production costs of $23.5 million in the second quarter of 2012 driven primarily by decreased gold production, offset partially by increased costs associated with solely underground operations in 2013 compared with a mixture of open pit and underground operations in the second quarter of 2012.

        Gold production decreased to 48,534 ounces in the first six months of 2013 compared with 81,986 ounces in the first six months of 2012 due primarily to the extended mill shutdown in the second quarter of 2013 and lower gold grade. Production costs at the Kittila mine were $45.3 million in the first six months of 2013 compared with $49.5 million in the first six months of 2012 driven primarily by decreased gold production, offset partially by increased costs associated with solely underground operations in 2013 compared with a mixture of open pit and underground operations in the first six months of 2012.

Production Costs

        The following tables provide a reconciliation of total cash costs per ounce of gold produced and minesite costs per tonne to production costs as presented in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) in accordance with US GAAP.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Production costs per the interim unaudited consolidated statements of income (loss) and comprehensive income (loss)	$225,951	$219,906	$456,004	$434,941
LaRonde mine	60,624	55,483	118,527	113,663
Lapa mine	18,094	18,450	34,704	37,107
Kittila mine(i)	—	23,515	27,182	49,545
Pinos Altos mine	34,511	33,050	66,163	63,711
Creston Mascota deposit at Pinos Altos(ii)	4,427	7,769	4,427	12,269
Meadowbank mine	90,136	81,639	183,725	158,646

Total	$207,792	$219,906	$434,728	$434,941

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Production costs	$60,624	$55,483	$118,527	$113,663
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(12,663)	(23,334)	(42,219)	(70,852)
Inventory and other adjustments(iii)	(4,696)	(42)	(4,434)	(757)
Non-cash reclamation provision	(534)	(599)	(1,076)	(1,203)

Cash operating costs	$42,731	$31,508	$70,798	$40,851
Gold production (ounces)	46,119	40,206	85,192	83,487

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$927	$784	$831	$489

Lapa Mine — Total Cash Costs per Ounce of Gold Produced

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Production costs	$18,094	$18,450	$34,704	$37,107
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	92	115	169	176
Inventory and other adjustments(iii)	(1,491)	(685)	119	(702)
Non-cash reclamation provision	(17)	(15)	(34)	221

Cash operating costs	$16,678	$17,865	$34,958	$36,802
Gold production (ounces)	23,178	28,157	50,046	56,656

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$720	$634	$699	$650

Kittila Mine — Total Cash Costs per Ounce of Gold Produced(i)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Production costs	$—	$23,515	$27,182	$49,545
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	—	134	157	253
Inventory and other adjustments(iii)	—	446	(294)	886
Non-cash reclamation provision	—	(99)	(120)	(256)

Cash operating costs	$—	$23,996	$26,925	$50,428
Gold production (ounces)	—	35,228	43,145	81,986

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$—	$681	$624	$615

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Production costs	$34,511	$33,050	$66,163	$63,711
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(9,486)	(13,274)	(26,052)	(29,403)
Inventory and other adjustments(iii)	(200)	(118)	(630)	494
Non-cash reclamation provision	(74)	(52)	(148)	(103)
Stripping costs(v)	(1,251)	(3,017)	(2,570)	(7,197)

Cash operating costs	$23,500	$16,589	$36,763	$27,502
Gold production (ounces)	47,383	45,307	91,547	88,599

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$496	$366	$402	$310

Creston Mascota deposit at Pinos Altos — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Production costs	$4,427	$7,769	$4,427	$12,269
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(136)	(476)	(136)	(796)
Inventory and other adjustments(iii)	1,127	(1,031)	1,127	111
Non-cash reclamation provision	(37)	(143)	(37)	(525)
Stripping costs(v)	(332)	—	(332)	—

Cash operating costs	$5,049	$6,119	$5,049	$11,059
Gold production (ounces)	10,147	18,049	10,147	31,773

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$498	$339	$498	$348

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Production costs	$90,136	$81,639	$183,725	$158,646
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(345)	(484)	(908)	(1,118)
Inventory and other adjustments(iii)	1,344	(186)	2,336	5,068
Non-cash reclamation provision	(387)	(395)	(780)	(789)
Stripping costs(v)	(6,921)	(1,441)	(13,045)	(1,663)

Cash operating costs	$83,827	$79,133	$171,328	$160,144
Gold production (ounces)	91,873	98,403	173,691	177,804

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$912	$804	$986	$901

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

LaRonde Mine — Minesite Costs per Tonne

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012		Six Months Ended June 30, 2013		Six Months Ended June 30, 2012
Production costs		$60,624		$55,483		$118,527		$113,663
Adjustments:
Inventory adjustment(vi)		(4,540)		113		(4,106)		(12)
Non-cash reclamation provision		(534)		(599)		(1,076)		(1,203)

Minesite operating costs		$55,550		$54,997		$113,345		$112,448
Minesite operating costs (thousands of C$)	C$	57,334	C$	55,524	C$	115,754	C$	113,254
Tonnes of ore milled (thousands of tonnes)		559		573		1,153		1,218

Minesite costs per tonne (C$)(vii)	C$	103	C$	97	C$	100	C$	93

Lapa Mine — Minesite Costs per Tonne

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012		Six Months Ended June 30, 2013		Six Months Ended June 30, 2012
Production costs		$18,094		$18,450		$34,704		$37,107
Adjustments:
Inventory adjustment(vi)		(1,434)		(635)		237		(615)
Non-cash reclamation provision		(17)		(15)		(34)		221

Minesite operating costs		$16,643		$17,800		$34,907		$36,713
Minesite operating costs (thousands of C$)	C$	17,398	C$	17,968	C$	35,843	C$	36,872
Tonnes of ore milled (thousands of tonnes)		159		159		319		317

Minesite costs per tonne (C$)(vii)	C$	110	C$	113	C$	112	C$	116

Kittila Mine — Minesite Costs per Tonne(i)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Production costs	$—	$23,515	$27,182	$49,545
Adjustments:
Inventory adjustment(vi)	—	451	(294)	891
Non-cash reclamation provision	—	(99)	(120)	(256)

Minesite operating costs	$—	$23,867	$26,768	$50,180
Minesite operating costs (thousands of €)	€—	€18,729	€20,580	€38,187
Tonnes of ore milled (thousands of tonnes)	—	251	267	540

Minesite costs per tonne (€)(vii)	€—	€75	€77	€71

Pinos Altos Mine — Minesite Costs per Tonne

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Production costs	$34,511	$33,050	$66,163	$63,711
Adjustments:
Inventory adjustment(vi)	(103)	(77)	(506)	535
Non-cash reclamation provision	(74)	(52)	(148)	(103)
Stripping costs(v)	(1,251)	(3,017)	(2,570)	(7,197)

Minesite operating costs	$33,083	$29,904	$62,939	$56,946
Tonnes of ore processed (thousands of tonnes)	665	735	1,391	1,457

Minesite costs per tonne (US$)(vii)	$50	$41	$45	$39

Creston Mascota deposit at Pinos Altos — Minesite Costs per Tonne(ii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Production costs	$4,427	$7,769	$4,427	$12,269
Adjustments:
Inventory adjustment(vi)	1,125	(1,031)	1,125	111
Non-cash reclamation provision	(37)	(143)	(37)	(525)
Stripping costs(v)	(332)	—	(332)	—

Minesite operating costs	$5,183	$6,595	$5,183	$11,855
Tonnes of ore processed (thousands of tonnes)	363	476	363	988

Minesite costs per tonne (US$)(vii)	$14	$14	$14	$12

Meadowbank Mine — Minesite Costs per Tonne

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012		Six Months Ended June 30, 2013		Six Months Ended June 30, 2012
Production costs		$90,136		$81,639		$183,725		$158,646
Adjustments:
Inventory adjustment(vi)		1,227		51		2,129		5,480
Non-cash reclamation provision		(387)		(395)		(780)		(789)
Stripping costs(v)		(6,921)		(1,441)		(13,045)		(1,663)

Minesite operating costs		$84,055		$79,854		$172,029		$161,674
Minesite operating costs (thousands of C$)	C$	85,752	C$	80,678	C$	174,353	C$	162,408
Tonnes of ore milled (thousands of tonnes)		1,029		901		2,048		1,788

Minesite costs per tonne (C$)(vii)	C$	83	C$	90	C$	85	C$	91

(i)
Excludes the Kittila mine's results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013.

(ii)
Excludes results for the first quarter of 2013 due to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013.

(iii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(iv)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(v)
The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

(vi)
This inventory adjustment reflects production costs associated with unsold concentrates.

(vii)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

Liquidity and Capital Resources

        At June 30, 2013, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $136.4 million compared with $332.0 million at December 31, 2012. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) decreased to $481.6 million at June 30, 2013 from $626.6 million at December 31, 2012.

Operating Activities

        Cash provided by operating activities decreased by $118.8 million to $75.3 million in the second quarter of 2013 compared with $194.1 million in the second quarter of 2012 due primarily to a 16.6% decrease in the average realized price of gold and a 15.5% decrease in gold production between periods. The decrease in cash provided by operating activities was partially offset by a $23.0 million decrease in exploration and corporate development expenses between the second quarter of 2012 and the second quarter of 2013.

        Cash provided by operating activities in the first six months of 2013 decreased to $221.4 million compared with $390.6 million in the first six months of 2012 due primarily to an 11.4% decrease in gold production and a 10.2% decrease in the average realized price of gold between periods. The decrease in cash provided by operating activities was partially offset by a $37.5 million decrease in exploration and corporate development expenses between the second quarter of 2012 and the second quarter of 2013.

Investing Activities

        Cash used in investing activities increased to $218.3 million in the second quarter of 2013 compared with $68.6 million in the second quarter of 2012 due primarily to a $67.4 million increase in capital expenditures between periods. Significant capital expenditures relating to the La India project and the Goldex mine M and E Zones in the second quarter of 2013 had not yet commenced in the second quarter of 2012. The Company also invested $39.6 million in available-for-sale securities and $10.1 million in the acquisition of Urastar Gold Corp. during the second quarter of 2013.

        In the second quarter of 2013, the Company invested cash of $171.8 million in projects and sustaining capital expenditures. Significant capital expenditures in the second quarter of 2013 included $38.6 million at the La India project, $18.7 million at the Goldex mine M and E Zones and $17.4 million at the Meliadine project.

        Cash used in investing activities increased to $359.8 million in the first six months of 2013 compared with $157.5 million in the first six months of 2012 due primarily to a $122.0 million increase in capital expenditures between periods. Significant capital expenditures relating to the La India project and the Goldex mine M and E Zones in the first six months of 2013 had not yet commenced in the first six months of 2012. The Company also invested $52.3 million in available-for-sale securities and $10.1 million in the acquisition of Urastar Gold Corp. during the first six months of 2013.

        In the first six months of 2013, the Company invested cash of $302.4 million in projects and sustaining capital expenditures. Significant capital expenditures in the first six months of 2013 included $75.7 million at the La India project, $35.9 million at the Goldex mine M and E Zones and $29.3 million at the Meliadine project.

        On June 28, 2013, the Company acquired 3,100,000 common shares of Amex Exploration Inc. ("Amex") at a non-brokered private placement price of C$0.13 per common share for total consideration of C$0.4 million. After closing the transaction, the Company holds 5.76% of the issued and outstanding common shares of Amex.

        On May 23, 2013, the Company announced that it had entered into an agreement to purchase 7,500,000 units of Probe Mines Limited ("Probe") at a price of C$1.50 per unit for total consideration of C$11.3 million. Each unit is comprised of one common share of Probe and three-quarters of one common share purchase warrant, representing 9.94% of the issued and outstanding common shares of Probe. Each whole common share purchase warrant entitles the holder to acquire one common share of Probe at a price of C$2.10 for a period of two years from the May 28, 2013 closing date.

        On May 16, 2013, the Company completed the acquisition of all of the issued and outstanding common shares of Urastar Gold Corporation ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) for cash consideration of $10.1 million. The Urastar acquisition was accounted for as a business combination and goodwill of $6.1 million was recognized on the Company's consolidated balance sheets.

        On April 23, 2013, the Company announced that it had entered into a subscription agreement for 6,250,000 units of Kootenay Silver Inc. ("Kootenay") at a non-brokered private placement price of C$0.76 per unit for total consideration of C$4.8 million. Each unit is comprised of one common share of Kootenay and one-half of one common share purchase warrant, representing 9.96% of the issued and outstanding common shares of Kootenay. Each whole common share purchase warrant entitles the holder to acquire one common share of Kootenay at a price of C$1.08 for a period of two years from the April 26, 2013 closing date.

        On April 9, 2013, the Company announced that it had entered into a subscription agreement for 26,966,292 units of Sulliden Gold Corporation Ltd. ("Sulliden") at a non-brokered private placement price of C$0.89 per unit for total consideration of C$24.0 million. Each unit is comprised of one common share of Sulliden and 0.7 of one common share purchase warrant, representing 9.96% of the issued and outstanding common shares of Sulliden. Each whole common share purchase warrant entitles the holder to acquire one common share of Sulliden at a price of C$1.31 for a period of two years from the April 12, 2013 closing date.

        On March 22, 2013, the Company acquired 9,600,000 common shares and 4,800,000 common share purchase warrants of ATAC Resources Ltd. ("ATC") for total cash consideration of approximately $12.7 million. After closing the transaction, the Company holds 8.48% of the issued and outstanding common shares of ATC. Each common share purchase warrant entitles the holder to acquire one common share of ATC at a price of C$2.10 for a period of 18 months from the March 22, 2013 closing date.

        On June 1, 2012, the Company disposed of 11,000,000 shares of Rubicon Minerals Corporation for total proceeds of $30.7 million, recording a $6.7 million loss on sale of available-for-sale securities. After closing the transaction, the Company's interest in Rubicon Minerals Corporation is 10,671,827 shares.

        On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd Resource Corporation it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico Eagle shares.

Financing Activities

        Cash provided by financing activities of $18.7 million in the second quarter of 2013 compared with cash used in financing activities of $29.3 million in the second quarter of 2012. The primary driver of the change between periods is a $50.0 million drawdown on the Credit Facility during the second quarter of 2013.

        Cash used in financing activities was $50.8 million in the first six months of 2013 compared with $161.3 million in the first six months of 2012. The primary driver of the change between periods is net proceeds from long-term debt of $20.0 million during the first six months of 2013 compared with a net repayment of long-term debt of $90.0 million in the first six months of 2012.

        On April 30, 2013, the Company declared a cash dividend payable on June 17, 2013, marking the 31st consecutive year that the Company has paid a cash dividend. In the second quarter of 2013, the Company paid dividends of $31.8 million compared with $30.3 million in the second quarter of 2012. In the first six months of 2013, the Company paid dividends of $61.6 million compared with $60.8 million in the first six months of 2012. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes due in 2022 and 2024 (the "2012 Notes") with a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Company's $1.2 billion unsecured revolving bank credit facility (the "Credit Facility").

        On July 20, 2012, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remains unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2016 to June 22, 2017. Pricing terms were amended to reflect improved current market conditions. As at June 30, 2013, the Company's outstanding balance under the Credit Facility was $50.0 million. Credit Facility availability is reduced by outstanding letters of credit, amounting to $1.1 million at June 30, 2013. Therefore, $1,148.9 million was available for future drawdown under the Credit Facility at June 30, 2013.

        The Company entered into a credit agreement on June 26, 2012 with a financial institution relating to a new C$150 million uncommitted letter of credit facility (the "Letter of Credit Facility"). The obligations of the Company under the Letter of Credit Facility are guaranteed by certain of its subsidiaries. The Letter of Credit Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at June 30, 2013, $131.8 million had been drawn under the Letter of Credit Facility.

        On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

        In June 2009, the Company entered into a C$95 million financial security guarantee issuance agreement with Export Development Canada (the "EDC Facility"). Under the agreement, which matures in June 2014, Export Development Canada agreed to provide guarantees in respect of letters of credit issued on behalf of the Company in favour of certain beneficiaries in respect of obligations relating to the Meadowbank mine. As at June 30, 2013, outstanding letters of credit drawn under the EDC Facility totalled nil.

        The Company was in compliance with all covenants contained within the Credit Facility, 2012 Notes and 2010 Notes as at June 30, 2013.

        The Company issued common shares for gross proceeds of $3.9 million in the second quarter of 2013 due primarily to issuances under the Company's employee share purchase plan. In the second quarter of 2012, the Company issued common shares for gross proceeds of $4.1 million.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including gold mining, have been affected by weak economic conditions and volatile financial markets. Continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects our revenues, earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments. The current economic turmoil in Europe is compounding global volatility issues.

Recently Adopted and Recently Issued Accounting Pronouncements and Developments

        See the Company's interim unaudited consolidated financial statements for Recently Adopted and Recently Issued Accounting Pronouncements and Developments (if applicable).

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        Pursuant to regulations adopted by the US Securities and Exchange Commission ("SEC"), under the Sarbanes-Oxley Act of 2002 and those of the CSA, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer ("CEO").

        As of the end of the period covered by this quarterly MD&A and accompanying interim unaudited consolidated financial statements, the Company's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files was recorded, processed, summarized and reported, within the appropriate time periods.

        Management of the Company, with the participation of the CEO, is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of interim unaudited consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the second quarter of 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

        The Company's management including the CEO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including total cash costs per ounce of gold produced, minesite costs per tonne, adjusted net income and all-in sustaining costs per ounce of gold produced, that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with US GAAP.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        For a reconciliation of total cash costs per ounce of gold produced and minesite costs per tonne to the figures presented in the interim unaudited consolidated financial statements prepared in accordance with US GAAP, see Results of Operations — Production Costs in the MD&A. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

Adjusted Net Income

        Adjusted net income is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is a useful comparison point between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with US GAAP.

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income (loss) for the period	$(24,380)	$43,272	$(521)	$121,820
Impairment loss on available-for-sale securities	17,313	11,581	28,308	11,581
Foreign currency translation (gain) loss	(11,120)	(11,009)	(7,462)	4,508
Stock options expense	4,289	7,820	15,497	19,599
Other	9,330	17,219	13,258	12,798

Adjusted net income (loss) for the period	$(4,568)	$68,883	$49,080	$170,306

Net income (loss) per share — basic	$(0.14)	$0.25	$(0.00)	$0.71
Net income (loss) per share — diluted	$(0.14)	$0.25	$(0.00)	$0.71
Adjusted net income (loss) per share — basic	$(0.03)	$0.40	$0.28	$1.00
Adjusted net income (loss) per share — diluted	$(0.03)	$0.40	$0.28	$1.00

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced, calculated beginning in 2013, is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides a realistic indicator of operating performance. However, this non-US GAAP measure should be considered together with other data prepared in accordance with US GAAP as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

        For the three months ended June 30, 2013, all-in sustaining costs per ounce of gold produced amounted to $1,127, calculated as the accumulation of total cash costs per ounce of gold produced of $785, sustaining capital expenditures per ounce of $215, exploration and corporate development expenses (excluding greenfield exploration) per ounce of $19 and general and administrative expenses (net of stock options) per ounce of $108. The calculation excludes the Kittila mine's results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013.

        For the six months ended June 30, 2013, all-in sustaining costs per ounce of gold produced amounted to $1,071, calculated as the accumulation of total cash costs per ounce of gold produced of $762, sustaining capital expenditures per ounce of $184, exploration and corporate development expenses (excluding greenfield exploration) per ounce of $17 and general and administrative expenses (net of stock options) per ounce of $108. The calculation excludes the Kittila mine's results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013. The calculation excludes the results of the Creston Mascota deposit at Pinos Altos for the first quarter of 2013 due to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Operating margin(i) by mine:
LaRonde mine	$14,372	$29,342	$47,667	$92,608
Lapa mine	16,643	26,222	38,431	53,899
Kittila mine	(112)	31,489	44,844	80,538
Pinos Altos mine(ii)	47,188	79,887	101,015	149,022
Meadowbank mine	32,382	72,715	68,885	121,487

Total operating margin	110,473	239,655	300,842	497,554
Amortization of property, plant and mine development	70,128	66,310	140,199	130,863
Exploration, corporate and other	63,805	96,169	135,495	182,005

Income (loss) before income and mining taxes	(23,460)	77,176	25,148	184,686
Income and mining taxes	920	33,904	25,669	62,866

Net income (loss) for the period	$(24,380)	$43,272	$(521)	$121,820

Net income (loss) per share — basic (US$)	$(0.14)	$0.25	$0.00	$0.71
Net income (loss) per share — diluted (US$)	$(0.14)	$0.25	$0.00	$0.71
Cash flows:
Cash provided by operating activities	$75,298	$194,082	$221,370	$390,579
Cash used in investing activities	$(218,282)	$(68,619)	$(359,761)	$(157,527)
Cash provided by (used in) financing activities	$18,677	$(29,258)	$(50,827)	$(161,336)
Realized prices (US$):
Gold (per ounce)	$1,336	$1,602	$1,474	$1,642
Silver (per ounce)	$18.72	$26.33	$23.77	$30.75
Zinc (per tonne)	$1,753	$1,901	$1,895	$2,026
Copper (per tonne)	$6,551	$6,455	$7,012	$7,842
Payable production(iii):
Gold (ounces):
LaRonde mine	46,119	40,206	85,192	83,487
Lapa mine	23,178	28,157	50,046	56,656
Kittila mine	5,389	35,228	48,534	81,986
Pinos Altos mine(ii)	57,530	63,356	103,601	120,372
Meadowbank mine	91,873	98,403	173,691	177,804

Total gold (ounces)	224,089	265,350	461,064	520,305

Silver (thousands of ounces):
LaRonde mine	424	532	1,035	1,222
Kittila mine	—	—	2	—
Pinos Altos mine(ii)	619	537	1,235	1,044
Meadowbank mine	23	26	45	44

Total Silver (thousands of ounces)	1,066	1,095	2,317	2,310

Zinc (LaRonde mine) (tonnes)	3,455	9,558	11,694	22,536
Copper (LaRonde mine) (tonnes)	1,280	1,004	2,362	2,330

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Payable metal sold:
Gold (ounces):
LaRonde mine	46,953	39,886	86,541	83,631
Lapa mine	25,644	27,793	49,583	55,690
Kittila mine	12,752	34,476	57,092	78,703
Pinos Altos mine(ii)	56,882	66,373	101,992	118,518
Meadowbank mine	87,798	93,299	167,810	167,913

Total gold (ounces)	230,029	261,827	463,018	504,455

Silver (thousands of ounces):
LaRonde mine	487	482	1,070	1,200
Kittila mine	2	—	3	—
Pinos Altos mine(ii)	654	525	1,240	1,018
Meadowbank mine	23	24	45	42

Total Silver (thousands of ounces):	1,166	1,031	2,358	2,260

Zinc (LaRonde mine) (tonnes)	5,280	10,379	12,279	23,411
Copper (LaRonde mine) (tonnes)	1,291	1,085	2,358	2,378
Total cash costs per ounce of gold produced (US$)(iv):
LaRonde mine	$927	$784	$831	$489
Lapa mine	720	634	699	650
Kittila mine(v)	—	681	624	615
Pinos Altos mine(ii)	496	358	411	320
Meadowbank mine	912	804	986	901

Weighted average total cash costs per ounce of gold produced	$785	$660	$762	$628

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
Includes the Creston Mascota deposit at Pinos Altos, except for total cash costs per ounce of gold produced in the first quarter of 2013 due to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013.

(iii)
Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(iv)
Total cash costs per ounce of gold produced is calculated net of silver, zinc, copper and other byproduct revenue credits. The weighted average total cash costs per ounce of gold produced is based on commercial production ounces. Total cash costs per ounce of gold produced is a non-GAAP measure that the Company uses to monitor the performance of its operations. See "Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine" contained herein for details.

(v)
Excludes the Kittila mine's results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013.

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
Operating margin:
Revenues from mining operations	$520,537	$455,503	$472,934	$459,561	$535,836	$449,383	$420,422	$336,424
Production costs	237,190	227,567	215,035	219,906	220,408	242,363	230,053	225,951

Total operating margin	283,347	227,936	257,899	239,655	315,428	207,020	190,369	110,473
Operating margin by mine:
LaRonde mine	59,081	34,581	63,266	29,342	45,625	35,363	33,295	14,372
Goldex mine	48,974	24,677	—	—	—	—	—	—
Lapa mine	28,286	23,736	27,677	26,222	25,723	20,755	21,788	16,643
Kittila mine	34,751	33,619	49,049	31,489	52,655	53,199	44,956	(112)
Pinos Altos mine(i)	65,777	67,111	69,135	79,887	87,167	61,533	53,827	47,188
Meadowbank mine	46,478	44,212	48,772	72,715	104,258	36,170	36,503	32,382

Total operating margin	283,347	227,936	257,899	239,655	315,428	207,020	190,369	110,473
Amortization of property, plant and mine development	67,104	73,513	64,553	66,310	68,318	72,680	70,071	70,128
Impairment Loss on Meadowbank mine	—	907,681	—	—	—	—	—	—
Loss on Goldex mine	298,183	4,710	—	—	—	—	—	—
Exploration, corporate and other	28,644	92,204	85,836	96,169	94,763	36,232	71,690	63,805

Income (loss) before income and mining taxes	(110,584)	(850,172)	107,510	77,176	152,347	98,108	48,608	(23,460)
Income and mining taxes	(28,970)	(248,742)	28,962	33,904	46,021	15,338	24,749	920

Net income (loss) for the period	$(81,614)	$(601,430)	$78,548	$43,272	$106,326	$82,770	$23,859	$(24,380)

Attributed to non-controlling interest	$—	$(60)	$—	$—	$—	$—	$—	$—

Attributed to common shareholders	$(81,614)	$(601,370)	$78,548	$43,272	$106,326	$82,770	$23,859	$(24,380)

Net income (loss) per share — basic (US$)	$(0.48)	$(3.53)	$0.46	$0.25	$0.62	$0.48	$0.14	$(0.14)
Net income (loss) per share — diluted (US$)	$(0.48)	$(3.53)	$0.46	$0.25	$0.62	$0.48	$0.14	$(0.14)
Cash flows:
Cash provided by operating activities	$197,570	$132,028	$196,497	$194,082	$199,464	$105,964	$146,072	$75,298
Cash used in investing activities	$(247,772)	$(306,583)	$(88,908)	$(68,619)	$(121,837)	$(96,792)	$(141,479)	$(218,282)
Cash provided by (used in) financing activities	$29,106	$244,461	$(132,078)	$(29,258)	$(55,406)	$14,136	$(69,504)	$18,677

(i)
Includes the Creston Mascota deposit at Pinos Altos.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at June 30, 2013	As at December 31, 2012
ASSETS
Current
Cash and cash equivalents	$107,379	$298,068
Short-term investments	4,878	8,490
Restricted cash	24,106	25,450
Trade receivables (note 4)	60,001	67,750
Inventories:
Ore stockpiles	69,012	52,342
Concentrates and dore bars	59,646	69,695
Supplies	192,870	222,630
Income taxes recoverable	21,804	19,313
Available-for-sale securities (notes 4 and 8)	68,805	44,719
Fair value of derivative financial instruments (notes 4 and 10)	7,135	1,835
Other current assets	115,242	92,977

Total current assets	730,878	903,269
Other assets	43,401	55,838
Goodwill (note 14)	235,414	229,279
Property, plant and mine development (note 5)	4,241,107	4,067,456

	$5,250,800	$5,255,842

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$207,539	$185,329
Reclamation provision (note 13)	11,022	16,816
Dividends payable	—	37,905
Interest payable (note 9)	13,383	13,602
Income taxes payable	4,445	10,061
Capital lease obligations	10,959	12,955
Fair value of derivative financial instruments (notes 4 and 10)	1,968	—

Total current liabilities	249,316	276,668

Long-term debt (note 9)	850,000	830,000

Reclamation provision and other liabilities	119,894	127,735

Deferred income and mining tax liabilities	614,764	611,227

SHAREHOLDERS' EQUITY
Common shares (note 6):
Outstanding — 173,311,379 common shares issued, less 396,685 shares held in trust	3,265,068	3,241,922
Stock options (notes 6 and 7)	163,835	148,032
Warrants (note 6)	24,858	24,858
Contributed surplus	15,665	15,665
Retained earnings (deficit)	(31,468)	7,046
Accumulated other comprehensive loss (note 6)	(21,132)	(27,311)

Total shareholders' equity	3,416,826	3,410,212

	$5,250,800	$5,255,842

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars, except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
REVENUES
Revenues from mining operations	$336,424	$459,561	$756,846	$932,495
COSTS, EXPENSES AND OTHER INCOME
Production(1)	225,951	219,906	456,004	434,941
Exploration and corporate development	11,326	34,286	19,897	57,394
Amortization of property, plant and mine development (note 5)	70,128	66,310	140,199	130,863
General and administrative (note 15)	28,385	32,015	65,705	65,943
Impairment loss on available-for-sale securities (note 8)	17,313	11,581	28,308	11,581
Provincial capital tax	(1,504)	4,001	(1,504)	4,001
Interest expense (note 9)	13,735	14,220	27,651	28,667
Interest and sundry expense (income)	3,734	23	3,946	(246)
Loss (gain) on derivative financial instruments (notes 4 and 10)	1,936	4,321	(1,046)	3,426
Loss on sale of available-for-sale securities (note 8)	—	6,731	—	6,731
Foreign currency translation (gain) loss	(11,120)	(11,009)	(7,462)	4,508

Income (loss) before income and mining taxes	(23,460)	77,176	25,148	184,686
Income and mining taxes	920	33,904	25,669	62,866

Net income (loss) for the period	$(24,380)	$43,272	$(521)	$121,820

Net income (loss) per share — basic (note 6)	$(0.14)	$0.25	$(0.00)	$0.71

Net income (loss) per share — diluted (note 6)	$(0.14)	$0.25	$(0.00)	$0.71

Cash dividends declared per common share	$0.22	$0.20	$0.22	$0.40

COMPREHENSIVE INCOME (LOSS)
Net income (loss) for the period	$(24,380)	$43,272	$(521)	$121,820

Other comprehensive income (loss):
Available-for-sale securities and other investments:
Unrealized loss	(20,802)	(22,058)	(20,975)	(37,077)
Reclassification to impairment loss on avalable-for-sale securities (notes 4 and 8)	17,313	11,581	28,308	11,581
Reclassification to realized loss on sale of avalable-for-sale securities (notes 4 and 8)	—	6,731	—	6,731
Derivative financial instruments (notes 4 and 10):
Unrealized (loss) gain	(1,932)	(5,540)	(1,851)	1,734
Reclassification to production costs	—	527	—	17
Reclassification to interest expense	10	—	20	—
Pension benefits:
Reclassification to general and administrative expense	131	1,379	262	1,603
Income tax impact of reclassification items	(37)	(502)	(74)	(427)
Income tax impact of other comprehensive income (loss) items	508	1,196	489	(723)

Other comprehensive income (loss) for the period	(4,809)	(6,686)	6,179	(16,561)

Comprehensive income (loss) for the period	$(29,189)	$36,586	$5,658	$105,259

(1)
Exclusive of amortization shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Common Shares Oustanding
							Accumulated Other Comprehensive Loss
			Stock Options		Contributed Surplus	Retained Earnings (Deficit)		Non- Controlling Interest
	Shares	Amount		Warrants
Balance December 31, 2011	170,813,736	$3,181,381	$117,694	$24,858	$15,166	$(129,021)	$(7,106)	$12,191
Shares issued under employee stock option plan (notes 6 and 7)	15,250	677	(126)	—	—	—	—	—
Stock options (notes 6 and 7)	—	—	20,311	—	—	—	—	—
Shares issued under incentive share purchase plan	289,212	10,590	—	—	—	—	—	—
Shares issued under dividend reinvestment plan	210,378	7,570	—	—	—	—	—	—
Shares issued for purchase of mining property (note 14)	68,941	2,447	—	—	499	—	—	—
Non-controlling interest eliminated upon acquisition (note 14)	—	—	—	—	—	—	—	(12,191)
Net income for the period	—	—	—	—	—	121,820	—	—
Dividends declared ($0.40 per share)	—	—	—	—	—	(68,304)	—	—
Other comprehensive loss for the period	—	—	—	—	—	—	(16,561)	—
Restricted share unit plan (note 6)	(228,112)	(8,084)	—	—	—	—	—	—

Balance June 30, 2012	171,169,405	$3,194,581	$137,879	$24,858	$15,665	$(75,505)	$(23,667)	$—

Balance December 31, 2012	172,102,870	$3,241,922	$148,032	$24,858	$15,665	$7,046	$(27,311)	$—
Shares issued under employee stock option plan (notes 6 and 7)	213,500	9,765	(3,292)	—	—	—	—	—
Stock options (notes 6 and 7)	—	—	19,095	—	—	—	—	—
Shares issued under incentive share purchase plan	370,536	11,742	—	—	—	—	—	—
Shares issued under dividend reinvestment plan	430,733	14,456	—	—	—	—	—	—
Net loss for the period	—	—	—	—	—	(521)	—	—
Dividends declared ($0.22 per share)	—	—	—	—	—	(38,150)	—	—
Other comprehensive income for the period	—	—	—	—	—	—	6,179	—
Restricted share unit plan (note 6)	(202,945)	(12,817)	—	—	—	157	—	—

Balance June 30, 2013	172,914,694	$3,265,068	$163,835	$24,858	$15,665	$(31,468)	$(21,132)	$—

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
OPERATING ACTIVITIES
Net income (loss) for the period	$(24,380)	$43,272	$(521)	$121,820
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development (note 5)	70,128	66,310	140,199	130,863
Deferred income and mining taxes	(562)	15,069	6,464	25,389
Stock-based compensation (note 7)	9,332	11,296	25,609	27,068
Loss on sale of available-for-sale securities (note 8)	—	6,731	—	6,731
Impairment loss on available-for-sale securities (note 8)	17,313	11,581	28,308	11,581
Foreign currency translation (gain) loss	(11,120)	(11,009)	(7,462)	4,508
Other	5,877	4,811	11,008	7,610
Adjustment for settlement of environmental remediation	(2,990)	(6,059)	(5,542)	(12,291)
Changes in non-cash working capital balances:
Trade receivables	10,525	15,000	7,749	7
Income taxes	(4,199)	24,013	(8,107)	43,882
Inventories	3,789	(9,295)	31,781	2,254
Other current assets	(15,091)	(8,955)	(20,856)	9,855
Accounts payable and accrued liabilities	24,283	41,209	14,181	11,357
Interest payable	(7,607)	(9,892)	(1,441)	(55)

Cash provided by operating activities	75,298	194,082	221,370	390,579

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 5)	(171,773)	(104,368)	(302,407)	(180,363)
Acquisition of Urastar Gold Corporation, net (note 14)	(10,051)	—	(10,051)	—
Acquisition of Grayd Resource Corporation (note 14)	—	—	—	(9,322)
Decrease in short-term investments	2,308	2,983	3,612	3,562
Net proceeds from sale of available-for-sale securities	—	30,732	—	30,732
Purchase of available-for-sale securities and warrants (note 8)	(39,584)	—	(52,259)	(2,003)
Decrease (increase) in restricted cash	818	2,034	1,344	(133)

Cash used in investing activities	(218,282)	(68,619)	(359,761)	(157,527)

FINANCING ACTIVITIES
Dividends paid	(31,759)	(30,283)	(61,649)	(60,798)
Repayment of capital lease obligations	(3,509)	(2,744)	(6,062)	(5,856)
Proceeds from long-term debt (note 9)	50,000	255,000	90,000	255,000
Repayment of long-term debt (note 9)	—	(255,000)	(70,000)	(345,000)
Long-term debt financing costs	—	(327)	—	(327)
Repurchase of common shares for restricted share unit plan (note 6)	—	—	(19,000)	(12,031)
Common shares issued	3,945	4,096	15,884	7,676

Cash provided by (used in) financing activities	18,677	(29,258)	(50,827)	(161,336)

Effect of exchange rate changes on cash and cash equivalents	(599)	(1,211)	(1,471)	(693)

Net (decrease) increase in cash and cash equivalents during the period	(124,906)	94,994	(190,689)	71,023
Cash and cash equivalents, beginning of period	232,285	155,476	298,068	179,447

Cash and cash equivalents, end of period	$107,379	$250,470	$107,379	$250,470

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid (note 9)	$21,715	$23,887	$28,547	$27,980

Income and mining taxes paid	$9,367	$1,286	$31,000	$5,591

See accompanying notes

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

1.     BASIS OF PRESENTATION

  The accompanying interim unaudited consolidated financial statements of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by US GAAP for annual financial statements. Accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the fiscal 2012 audited annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2012. In the opinion of management, the interim unaudited consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2013 and the results of operations and cash flows for the three and six months ended June 30, 2013 and June 30, 2012.

  Operating results for the three and six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2013.

2.     USE OF ESTIMATES

  The preparation of the interim unaudited consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim unaudited consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim unaudited consolidated financial statements are reasonable and prudent; however, actual results may differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2012 audited annual consolidated financial statements except for the recently adopted accounting pronouncements discussed below.

  Recently Adopted Accounting Pronouncements

  Disclosures about Offsetting Assets and Liabilities

  In November 2011, ASC guidance was issued relating to disclosure on offsetting financial instrument and derivative financial instrument assets and liabilities. Under the updated guidance, entities are required to disclose gross information and net information about both instruments and transactions eligible for offset in the consolidated balance sheets and instruments and transactions subject to an agreement similar to a master netting arrangement. The Company adopted this updated guidance, effective for the fiscal year beginning January 1, 2013. See notes 4 and 10 for disclosure on offsetting financial instrument and derivative financial instrument assets and liabilities.

  Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Loss

  In February 2013, ASC guidance was issued relating to the reporting of amounts reclassified out of accumulated other comprehensive loss. Under the updated guidance, entities are required to provide information about the amounts reclassified out of accumulated other comprehensive loss by component and by consolidated statement of income (loss) line item, as required under US GAAP. The Company adopted this updated guidance, effective for the fiscal year beginning January 1, 2013. See the Company's interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for reporting of amounts reclassified out of accumulated other comprehensive loss.

4.     FAIR VALUE MEASUREMENT

  ASC 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under US GAAP and requires expanded disclosures about fair value measurements including the following three fair value hierarchy levels:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

4.     FAIR VALUE MEASUREMENT (Continued)

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The following table summarizes the Company's financial assets and liabilities measured at fair value as at June 30, 2013 within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables(i)	$—	$60,001	$—	$60,001
Available-for-sale securities(ii)	68,805	—	—	68,805
Fair value of derivative financial instruments(iii)	—	7,135	—	7,135

	$68,805	$67,136	$—	$135,941

Financial liabilities:
Fair value of derivative financial instruments(iii)	$—	$1,968	$—	$1,968

  The following table details the Company's financial assets and liabilities measured at fair value as at December 31, 2012 within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables(i)	$—	$67,750	$—	$67,750
Available-for-sale securities(ii)	44,719	—	—	44,719
Fair value of derivative financial instruments(iii)	—	2,112	—	2,112

	$44,719	$69,862	$—	$114,581

Financial liabilities:
Fair value of derivative financial instruments(iii)	$—	$277	$—	$277

  (i)
  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  (ii)
  Available-for-sale securities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

  (iii)
  Derivative financial instruments are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

  In the event that a decline in the fair value of an investment in available-for-sale securities occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments in available-for-sale securities for which the cost basis exceeds its fair value.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

5.     PROPERTY, PLANT AND MINE DEVELOPMENT

	As at June 30, 2013			As at December 31, 2012
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,364,930	$110,372	$1,254,558	$1,356,227	$86,839	$1,269,388
Plant and equipment	2,595,932	719,805	1,876,127	2,538,328	617,826	1,920,502
Mine development costs	1,005,903	241,560	764,343	918,482	237,967	680,515
Construction in Progress:
Meliadine project	163,871	—	163,871	133,840	—	133,840
La India project	116,559	—	116,559	32,553	—	32,553
Goldex mine M and E zones	65,649	—	65,649	30,658	—	30,658

	$5,312,844	$1,071,737	$4,241,107	$5,010,088	$942,632	$4,067,456

6.     SHAREHOLDERS' EQUITY

  In 2009, the Company implemented the restricted share unit ("RSU") plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company.

  A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of shareholders' equity and is amortized as compensation expense over the applicable vesting period.

  During the first quarter of 2013, the Company funded the RSU plan by transferring $19.0 million (first quarter of 2012 — $12.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. The common shares purchased and held by the Trust are treated as not outstanding for the basic earnings per share ("EPS") calculations. They are included in the basic EPS calculations once they have vested. All of the unvested common shares held by the Trust are included in the diluted EPS calculations.

  The following table summarizes the maximum number of common shares that would be outstanding if all instruments outstanding at June 30, 2013 were exercised:

Common shares outstanding at June 30, 2013	172,914,694
Employee stock options	11,653,991
Warrants	8,600,000
RSU plan	396,685

193,565,370

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

6.     SHAREHOLDERS' EQUITY (Continued)

  The following table provides the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income (loss) for the period	$(24,380)	$43,272	$(521)	$121,820

Weighted average number of common shares outstanding — basic (in thousands)	172,572	170,985	172,426	170,937
Add: Dilutive impact of employee stock options	—	—	—	—
Dilutive impact of warrants	—	—	—	—
Dilutive impact of shares related to RSU plan	—	294	—	211

Weighted average number of common shares outstanding — diluted (in thousands)	172,572	171,279	172,426	171,148

Net income (loss) per share — basic	$(0.14)	$0.25	$(0.00)	$0.71

Net income (loss) per share — diluted	$(0.14)	$0.25	$(0.00)	$0.71

  Diluted net income (loss) per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options and warrants with an exercise price greater than the average quoted market price of the common shares for the reporting period are not included in the calculation of diluted net income (loss) per share as the impact would be anti-dilutive.

  For the three and six months ended June 30, 2013, the impact of any additional shares issued under the employee stock option plan, as a result of the conversion of warrants, or related to the RSU Plan would be anti-dilutive as a result of the net loss positions. Consequently, diluted net loss per share was calculated in the same manner as basic net loss per share.

  For the three and six months ended June 30, 2012, all employee stock options and warrants were excluded from the calculation of diluted net income per share as their effect would have been anti-dilutive.

  Accumulated other comprehensive loss

  The following table details the changes in accumulated other comprehensive loss component for the six months ended June 30, 2013:

	Cumulative Translation Adjustment	Available-for-sale Securities and Other Investments	Derivative Financial Instruments	Pension Benefits	Total
Accumulated other comprehensive (loss) income, December 31, 2012	$(16,206)	$(7,680)	$137	$(3,562)	$(27,311)
Other comprehensive loss before reclassifications	—	(20,975)	(1,851)	—	(22,826)
Tax expense	—	—	489	—	489
Reclassifications from accumulated other comprehensive (loss) income	—	28,308	20	262	28,590
Tax expense	—	—	(5)	(69)	(74)

Other comprehensive income (loss) for the period	—	7,333	(1,347)	193	6,179

Accumulated other comprehensive loss, June 30, 2013	$(16,206)	$(347)	$(1,210)	$(3,369)	$(21,132)

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

7.     STOCK-BASED COMPENSATION

  The following continuities summarize activity with respect to the Company's outstanding employee stock options:

	Six Months Ended June 30, 2013			Six Months Ended June 30, 2012
	Number of Employee Stock Options	Weighted Average Exercise Price		Number of Employee Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	10,587,126	C$	56.60	8,959,051	C$	62.88
Granted	2,803,000		52.13	3,251,000		36.98
Exercised	(213,500)		37.06	(15,250)		37.05
Forfeited	(181,750)		60.68	(120,750)		60.37
Expired	(1,340,885)		54.86	(481,650)		47.49

Outstanding, end of period	11,653,991	C$	56.02	11,592,401	C$	56.32

Exercisable, end of period	7,469,045	C$	59.36	7,209,989	C$	59.20

  Agnico Eagle estimated the fair value of employee stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Six Months Ended June 30,
	2013	2012
Risk-free interest rate	1.51%	1.25%
Expected life of employee stock options (in years)	2.7	2.8
Expected volatility of Agnico Eagle's share price	35.0%	37.5%
Expected dividend yield	1.79%	2.17%

8.     AVAILABLE-FOR-SALE SECURITIES

  During the three and six months ended June 30, 2013, the Company did not dispose of any available-for-sale securities. During the three and six months ended June 30, 2012, the Company received proceeds of $30.7 million and recognized a loss before income taxes of $6.7 million on the sale of certain available-for-sale securities.

  Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	As at June 30, 2013	As at December 31, 2012
Available-for-sale securities in an unrealized gain position:
Cost (net of impairments)	$35,745	$4,352
Unrealized gains in accumulated other comprehensive loss	4,327	1,902

Estimated fair value	40,072	6,254

Available-for-sale securities in an unrealized loss position:
Cost (net of impairments)	33,287	48,047
Unrealized losses in accumulated other comprehensive loss	(4,554)	(9,582)

Estimated fair value	28,733	38,465

Total estimated fair value of available-for-sale securities	$68,805	$44,719

  The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. During the three and six months ended June 30, 2013, certain available-for-sale securities fell into an unrealized loss position.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

8.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  In each case, the Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. During the three months ended June 30, 2013, the Company recorded a $17.3 million (three months ended June 30, 2012 — $11.6 million) impairment loss on certain available-for-sale securities that were determined to be other-than-temporarily impaired. During the six months ended June 30, 2013, the Company recorded a $28.3 million (six months ended June 30, 2012 — $11.6 million) impairment loss on certain available-for-sale securities that were determined to be other-than-temporarily impaired.

  At June 30, 2013, the fair value of available-for-sale securities in an unrealized loss position was $28.7 million (December 31, 2012 — $38.5 million) with total unrealized losses in accumulated other comprehensive loss of $4.6 million (December 31, 2012 — $9.6 million). Based on an evaluation of the severity and duration of the impairment of these available-for-sale securities (less than three months) and on the Company's intent to hold the investments for a period of time sufficient for a recovery of fair value, the Company does not consider these available-for-sale securities to be other-than-temporarily impaired as at June 30, 2013.

9.     LONG-TERM DEBT

  Credit Facility

  On June 22, 2010, the Company amended and restated its Credit Facility, increasing the amount available from $900.0 million to $1,200.0 million.

  On July 20, 2012, the Company further amended the Credit Facility, extending the maturity date from June 22, 2016 to June 22, 2017 and updating pricing terms to reflect improved market conditions.

  At June 30, 2013, the Credit Facility was drawn down by $50.0 million (December 31, 2012 — $30.0 million). Amounts drawn down, together with related outstanding letters of credit, resulted in Credit Facility availability of $1,148.9 million at June 30, 2013.

  2012 Notes

  On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes due in 2022 and 2024 (the "2012 Notes") with a weighted average maturity of 11.0 years and weighted average yield of 4.95%.

  The following are the individual series' of the 2012 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.87%	7/23/2022
Series B	100,000	5.02%	7/23/2024

	$200,000

  2010 Notes

  On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

  The following are the individual series' of the issued 2010 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$115,000	6.13%	7/4/2017
Series B	360,000	6.67%	7/4/2020
Series C	125,000	6.77%	7/4/2022

	$600,000

  Covenants

  Payment and performance of Agnico Eagle's obligations under the Credit Facility, 2012 Notes and 2010 Notes is guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors").

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

9.     LONG-TERM DEBT (Continued)

  The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business.

  The 2012 Notes and 2010 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

  The Credit Facility, 2012 Notes and 2010 Notes also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value as well as a minimum tangible net worth.

  The Company was in compliance with all covenants contained within the Credit Facility, 2012 Notes and 2010 Notes as at June 30, 2013.

  Interest on long-term debt

  Total long-term debt interest costs incurred during the three and six months ended June 30, 2013 were $12.4 million (three months ended June 30, 2012 — $10.9 million) and $24.7 million (six months ended June 30, 2012 — $22.4 million), respectively.

  Total interest costs capitalized to property, plant and mine development for the three and six months ended June 30, 2013 were $1.2 million (three months ended June 30, 2012 — $0.3 million) and $2.3 million (six months ended June 30, 2012 — $0.5 million), respectively.

  During the three months ended June 30, 2013, cash interest paid on the Credit Facility was $0.2 million (three months ended June 30, 2012 — $1.0 million), cash standby fees paid on the Credit Facility were $1.2 million (three months ended June 30, 2012 — $1.0 million) and cash interest paid on the 2010 Notes and 2012 Notes was $19.8 million (three months ended June 30, 2012 — $19.8 million).

  During the six months ended June 30, 2013, cash interest paid on the Credit Facility was $0.2 million (six months ended June 30, 2012 — $2.7 million), cash standby fees paid on the Credit Facility were $2.4 million (six months ended June 30, 2012 — $2.0 million) and cash interest paid on the 2010 Notes and 2012 Notes was $24.7 million (six months ended June 30, 2012 — $19.8 million).

10.   FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange hedges to reduce the variability of the US dollar amount of expected future foreign currency expenditures arising from changes in currency exchange rates. Hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures.

  As at June 30, 2013, the Company had outstanding foreign exchange zero cost collars with a cash flow hedging relationship that did qualify for hedge accounting under ASC 815 — Derivatives and Hedging. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At June 30, 2013, the zero cost collars hedged $120.0 million of 2013 expenditures and the Company recognized a mark-to-market loss of $1.8 million in accumulated other comprehensive loss ("AOCL").

  Amounts deferred in AOCL are reclassified to the production costs line item on the interim unaudited consolidated statements of income (loss), as applicable, when the derivative financial instrument has settled. Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing of the currency hedged to calculate fair value.

  The Company's other foreign currency derivative strategies in 2013 and 2012 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period end such that no derivatives were outstanding on June 30, 2013 or June 30, 2012. Call option premiums were recognized in the loss (gain) on derivative financial instruments line item of the interim unaudited consolidated statements of income (loss).

  Commodity Price Risk Management

  The Company uses intra-quarter zinc and copper derivative financial instruments associated with the timing of sales of the related products during 2013 and 2012 that were recognized in the loss (gain) on derivative financial instruments line item of the interim unaudited consolidated statements of income (loss). There were no zinc intra-quarter derivative financial instruments outstanding at June 30, 2013 or December 31, 2012 and there were no intra-quarter copper derivative financial instruments purchased or outstanding during the three and six months ended June 30, 2013.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

10.   FINANCIAL INSTRUMENTS (Continued)

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instrument contracts to hedge the price on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. Financial contracts expiring in 2013 and totaling 0.5 million gallons of heating oil were entered into at an average price of $2.45 per gallon, which is approximately 3.0% of the Meadowbank mine's expected 2013 diesel fuel operating costs. The contracts expiring in 2013 did qualify for hedge accounting and the related market-to-market gain as at June 30, 2013 was recognized in AOCL. No heating oil financial contracts expired during the three or six months ended June 30, 2013. Amounts deferred in AOCL are reclassified to the production costs line item of the interim unaudited consolidated statements of income (loss), as applicable, when the derivative financial instrument has settled. Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  The fair value of the Company's derivative financial instruments are reported on the fair value of derivative financial instruments line item of the interim unaudited consolidated balance sheets.

  The following table summarizes the changes in AOCL balances recorded in the interim unaudited consolidated financial statements pertaining to derivative financial instruments:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Accumulated other comprehensive (loss) income, beginning of period	$(169)	$2,360	$(260)	$(4,404)
Other comprehensive (loss) income — foreign exchange derivative financial instruments	(1,846)	(5,192)	(1,765)	2,082
Other comprehensive (loss) income — heating oil derivative financial instruments	(86)	46	(86)	46
Other comprehensive loss — other derivative financial instruments	—	(394)	—	(394)
Reclassification to the interim unaudited consolidated statements of income (loss)	10	527	20	17

Accumulated other comprehensive loss, end of period	$(2,091)	$(2,653)	$(2,091)	$(2,653)

  The following table summarizes the amounts recognized in the loss (gain) on derivative financial instruments line item of the interim unaudited consolidated statements of income (loss):

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Premiums realized on written foreign exchange call options	$789	$608	$1,473	$1,027
Mark-to-market loss on derivative equity contracts	(2,725)	—	(427)	—
Realized gain on zinc derivative financial instruments	—	—	—	476
Loss on heating oil derivative financial instruments and other	—	(4,929)	—	(4,929)

(Loss) gain on derivative financial instruments	$(1,936)	$(4,321)	$1,046	$(3,426)

11.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2013, the total amount of these guarantees was $151.5 million.

12.   SEGMENTED INFORMATION

  Agnico Eagle operates in a single industry, the exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and that represent more than 10% of the combined revenue, profit or loss or total assets of all operating

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

12.   SEGMENTED INFORMATION (Continued)

  segments. The following are the reportable segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Meliadine project and the Regional office
Latin America:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos, the La India project and the Urastar properties
Europe:	Kittila mine
Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and the Latin America Exploration office

  The accounting policies of the reportable segments are the same as those described in the accounting policies note. There are no transactions between the reportable segments affecting revenue. Production costs for the reportable segments are net of intercompany transactions. Of the $235.4 million of goodwill reflected on the interim unaudited consolidated balance sheets at June 30, 2013, $200.1 million relates to the Meliadine project which is a component of the Canada segment, $29.2 million relates to the La India project which is a component of the Latin America segment and $6.1 million relates to the May 16, 2013 acquisition of Urastar Gold Corporation which is a component of the Latin America segment.

  Corporate head office assets are included in the Canada segment and specific corporate income and expense items are noted separately below.

Three Months Ended June 30, 2013	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation Gain (Loss)	Segment Income (Loss)
Canada	$232,251	$(168,854)	$—	$(55,676)	$6,670	$14,391
Latin America	86,126	(38,938)	—	(10,863)	16,617	52,942
Europe	18,047	(18,159)	—	(3,589)	(7,697)	(11,398)
Exploration	—	—	(11,326)	—	(4,470)	(15,796)

	$336,424	$(225,951)	$(11,326)	$(70,128)	$11,120	$40,139

Segment income						$40,139
Corporate and other:
Interest and sundry expense						(3,734)
Impairment loss on available-for-sale securities						(17,313)
Loss on derivative financial instruments						(1,936)
General and administrative						(28,385)
Provincial Capital Tax						1,504
Interest expense						(13,735)

Loss before income and mining taxes						$(23,460)

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

12.   SEGMENTED INFORMATION (Continued)

Three Months Ended June 30, 2012	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation Gain (Loss)	Segment Income (Loss)
Canada	$283,851	$(155,572)	$(12,250)	$(48,799)	$6,946	$74,176
Latin America	120,706	(40,819)	—	(10,455)	3,953	73,385
Europe	55,004	(23,515)	—	(7,056)	(152)	24,281
Exploration	—	—	(22,036)	—	262	(21,774)

	$459,561	$(219,906)	$(34,286)	$(66,310)	$11,009	$150,068

Segment income						$150,068
Corporate and other:
Interest and sundry expense						(23)
Impairment loss on available-for-sale securities						(11,581)
Loss on sale of available-for-sale securities						(6,731)
Loss on derivative financial instruments						(4,321)
General and administrative						(32,015)
Provincial capital tax						(4,001)
Interest expense						(14,220)

Income before income and mining taxes						$77,176

Six Months Ended June 30, 2013	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation Gain (Loss)	Segment Income (Loss)
Canada	$491,939	$(336,956)	$—	$(107,192)	$8,022	$55,813
Latin America	174,722	(73,707)	—	(20,828)	(727)	79,460
Europe	90,185	(45,341)	—	(12,179)	3,423	36,088
Exploration	—	—	(19,897)	—	(3,256)	(23,153)

	$756,846	$(456,004)	$(19,897)	$(140,199)	$7,462	$148,208

Segment income						$148,208
Corporate and other:
Interest and sundry expense						(3,946)
Impairment loss on available-for-sale securities						(28,308)
Gain on derivative financial instruments						1,046
General and administrative						(65,705)
Provincial capital tax						1,504
Interest expense						(27,651)

Income before income and mining taxes						$25,148

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

12.   SEGMENTED INFORMATION (Continued)

Six Months Ended June 30, 2012	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation (Loss) Gain	Segment Income (Loss)
Canada	$577,410	$(309,416)	$(23,963)	$(95,904)	$(1,667)	$146,460
Latin America	225,002	(75,980)	—	(20,508)	(1,791)	126,723
Europe	130,083	(49,545)	—	(14,451)	(1,216)	64,871
Exploration	—	—	(33,431)	—	166	(33,265)

	$932,495	$(434,941)	$(57,394)	$(130,863)	$(4,508)	$304,789

Segment income						$304,789
Corporate and other:
Interest and sundry income						246
Impairment loss on available-for-sale securities						(11,581)
Loss on sale of available-for-sale securities						(6,731)
Loss on derivative financial instruments						(3,426)
General and administrative						(65,943)
Provincial capital tax						(4,001)
Interest expense						(28,667)

Income before income and mining taxes						$184,686

	Total Assets as at
	June 30, 2013	December 31, 2012
Canada	$3,230,189	$3,279,881
Latin America	1,137,476	1,069,379
Europe	817,545	846,941
Exploration	65,590	59,641

	$5,250,800	$5,255,842

13.   RECLAMATION PROVISION

  Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations.

  Due to the suspension of mining operations at the Goldex mine on October 19, 2011, an environmental remediation liability was recognized. During the six months ended June 30, 2013, the Company incurred $5.5 million in remediation costs that were applied against the environmental remediation liability recognized in 2011. As at June 30, 2013, the remaining Goldex mine environmental remediation liability was $17.6 million, $6.3 million of which was classified as a current liability. The Goldex mine is part of the Canada segment as described in note 12.

14.   ACQUISITIONS

  Urastar Gold Corporation

  On May 16, 2013, the Company completed the acquisition of all of the issued and outstanding common shares of Urastar Gold Corporation ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) for cash consideration of $10.1 million. The Urastar acquisition was accounted for as a business combination and goodwill of $6.1 million was recognized on the Company's consolidated balance sheets.

  The transaction costs associated with the acquisition totalling $0.7 million were expensed through the general and administrative line item of the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) during the six months ended June 30, 2013.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

14.   ACQUISITIONS (Continued)

  The following table details the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:
Cash paid for acquisition	$10,127
Fair value of assets acquired and liabilities assumed:
Mining properties	$7,699
Goodwill	6,135
Cash and cash equivalents	76
Trade receivables	731
Other current assets	12
Plant and equipment	2
Accounts payable and accrued liabilities	(791)
Other liabilities	(1,573)
Deferred tax liability	(2,164)

Net assets acquired	$10,127

  The Company believes that goodwill for the Urastar acquisition arose principally because of the following factors: (1) the going concern value implicit in the Company's ability to sustain and/or grow its business by increasing reserves and resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

  Pro forma results of operations for the Company assuming the acquisition of Urastar described above had occurred as of January 1, 2012 are detailed below. On a pro forma basis, there would have been no effect on the Company's consolidated revenues.

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
	Unaudited
Pro forma net income (loss) for the period	$(3,015)	$307,274
Pro forma net income (loss) per share — basic	$(0.02)	$1.79

  Grayd Resource Corporation

  On November 18, 2011, the Company acquired 94.77% of the outstanding shares of Grayd Resource Corporation ("Grayd"), on a fully-diluted basis, by way of a take-over bid. The November 18, 2011 purchase price of $222.1 million was comprised of $166.0 million in cash and 1,250,477 newly issued Agnico Eagle shares. The acquisition was accounted for as a business combination and goodwill of $29.2 million was recognized on the Company's consolidated balance sheets.

  On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico Eagle shares valued at $2.4 million. The non-controlling interest as reported on the December 31, 2011 consolidated balance sheets of the Company was eliminated as a result of this transaction.

15.   GENERAL AND ADMINISTRATIVE

  Due to a kitchen fire at the Meadowbank mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million, and recognized an insurance receivable for $11.2 million. The difference of $3.1 million was recognized in the general and administrative line item of the interim unaudited consolidated statements of income and comprehensive income during the three months ended March 31, 2011.

  During the subsequent months of 2011 and 2012, the Company received $4.6 million in insurance proceeds relating to the kitchen fire at the Meadowbank mine and had a related remaining insurance receivable of $6.6 million as at December 31, 2012 within the other current assets line item of the consolidated balance sheets. During the six months ended June 30, 2013, the Company did not receive

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2013

15.   GENERAL AND ADMINISTRATIVE (Continued)

  any insurance proceeds relating to the kitchen fire at the Meadowbank mine and had a related remaining insurance receivable of $6.6 million as at June 30, 2013.

16.   SUBSEQUENT EVENTS

  On July 24, 2013, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.22 per common share, payable on September 17, 2013 to holders of record of the common shares of the Company on September 3, 2013.

17.   SECURITIES CLASS ACTION LAWSUITS

  On November 7, 2011 and November 22, 2011, the Company and certain current and former senior officers, some of whom also are or were directors of the Company, were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., respectively, which were filed in the United States District Court for the Southern District of New York. On February 6, 2012, the Court ordered that the two complaints be consolidated under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation, and lead counsel was appointed. On April 6, 2012, a Consolidated Complaint was issued against the Company and certain of its current and former senior officers and directors. The Consolidated Complaint alleges that the Company had violated federal securities law in connection with its disclosure related to the Goldex mine. The Consolidated Complaint seeks, among other things, damages on behalf of persons who purchased or acquired securities of the Company during the period July 28, 2010 to October 19, 2011. The Consolidated Complaint has not been certified as a class action, and the Company intends to vigorously defend it. On January 14, 2013, Judge Oetken granted the Company's motion to dismiss the Consolidated Complaint and all claims therein and denied the plaintiffs' request for leave to amend the Consolidated Complaint. On February 12, 2013, the plaintiffs filed a Notice of Appeal to the United States Court for Appeals for the Second Circuit. No date has been set for the appeal.

  On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers, some of whom also are or were directors of the Company. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250.0 million and to certify the Ontario Claim as a class action. On April 17, 2013 an Order was granted on consent certifying a class action proceeding and granting leave for the claims under Section 138 of the Securities Act (Ontario) to proceed. The Company intends to vigorously defend the action on the merits.

  On March 28, 2012, the Company and certain of its current and former senior officers, some of whom also are or were directors of the Company, were named as respondents in a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities with fewer than 50 employees resident in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100.0 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. No date has been set for the hearing to argue the Quebec Motion. The Company intends to vigorously contest the Quebec Motion and defend the claim.

18.   COMPARATIVE FIGURES

  Certain figures in the comparative interim unaudited consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2013 interim unaudited consolidated financial statements.

QuickLinks

Second Quarter Report 2013
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with United States GAAP) for the three and six months ended June 30, 2013
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars, except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) June 30, 2013